Annual General Meeting

REPORT OF VOTING RESULTS

November 29, 2024

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the matters voted upon at the 2023/2024 annual general meeting (the "Meeting") of shareholders (the "Shareholders") of Aduro Clean Technologies Inc. (the "Company") held on Friday, November 22, 2024 were decided as follows:

Number of Directors

At the Meeting, the Shareholders set the number of directors at five with the following votes:

For	Against	Withheld
10,325,446	2,172	0

Election of Directors

At the Meeting, the Shareholders voted on the election of the directors with the following votes:

	For	Against	Withheld
Ofer Vicus	10,310,988	0	16,630
James Scott	10,220,294	0	107,324
Peter Kampian	10,324,370	0	3,248
William Marcus Trygstad	10,324,985	0	2,633
Marie Grönborg	10,324,985	0	2,633

As a result, each of Ofer Vicus, James Scott, Peter Kampian, William Marcus Trygstad and Marie Grönborg, were elected as a director of the Company until the next annual meeting of Shareholders in 2025 and until such director's successor is elected and has been qualified, or until such director's earlier death, resignation or removal.

Ratification of the Appointment of De Visser Gray LLP, Chartered Professional Accountants

At the Meeting, the Shareholders approved: (i) the appointment of De Visser Gray LLP, Chartered Professional Accountants, as auditors of the Company for the financial year ending May 31, 2024 and (ii) the remuneration that was paid to the auditors for the financial year ending May 31, 2024.

For	Against	Withheld
10,317,900	0	9,718

Appointment of De Visser Gray LLP, Chartered Professional Accountants

At the Meeting, the Shareholders approved the selection of De Visser Gray LLP, Chartered Professional Accountants, as the Company's auditors for the ensuing year and authorized the Company's board of directors to fix their remuneration with the following votes:

For	Against	Withheld
10,317,900	0	9,718